===================================              ----------------------------
             FORM 4                                      OMB APPROVAL
===================================              ----------------------------
|X| Check this box if no longer                   OMB Number       3235-0287
    subject to Section 16. Form 4                 Expires: September 30, 1998
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to
                                                                                             Issuer (Check all applicable)

   Leon H. Liebman                             Greg Manning Auctions, Inc.
                                               ("GMAI")(Nasdaq National Market)               _____ Director   __X___10% Owner
------------------------------------------   ------------------ ------------------------
(Last)    (First)        (Middle)            3. IRS or Social   4. Statement for              _____ Officer (give title below)
  c/o Michael A. Varet, Esq.                    Security Number      Month/Year
  Piper Marbury Rudnick & Wolfe LLP             of Reporting         February 2000            _____ Other (specify below)
  1251 Avenue of the Americas                   Person
------------------------------------------      (Voluntary)     ------------------------
          (Street)                                              5. If Amendment,               ---------------------------------
                                                                   Date of Original           7. Individual or Joint/Group Filing
New York, New York 10020-1104                                      (Month/Year)                  (Check Applicable Line)
------------------------------------------                                                   _x_ Form filed by One Reporting Person
(City)     (State)     (Zip)                                                                 ___ Form filed by More than One
                                                                                                 Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------- ------------ ----------------------------------- --------------- ------------- ---------------

1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired (A)          5. Amount of     6.Owner-     7. Nature of
   (Instr. 3)                 action     action       or Disposed of (D)                  Securities       ship         Indirect
                              Date       Code         (Instr. 3, 4 and 5)                 Beneficially     Form:        Beneficial
                                        (Instr. 8)                                        owned at         Direct       Ownership
                             (Month/                                                      End of Month     (D) or       (Instr. 4)
                              Day/                                                        (Instr. 3        Indirect
                              Year)                                                       and 4)           (I)
                                      ------------ ----------------------------------                      (Instr.4)
                                      ------ ----- ------------- ------ -------------
                                       Code    V     Amount      (A)or     Price
                                                                  (D)
   ----------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
   ----------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
      Common Stock          02/01/00    S            13,000        D       $22.18730                            D
   ----------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
   ----------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
      Common Stock          02/02/00    S             5,000        D       $24.25                              D
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/02/00    S             5,000        D       $24.0625                            D
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/02/00    S             1,200        D       $24.6875                            D
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/07/00    S               100        D       $22.9375                            D
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/14/00    S             1,500        D       $21.5625                            D
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/14/00    S             7,000        D       $23.00                              D
   ---------------------------------------------------------------------------------------------------------------------------------


                                  Page 1 of 3

   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/15/00    S             7,300        D       $21.25860                           D
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
      Common Stock          02/16/00    S             1,900        D       $21.125            845,420          D
   ---------------------------------------------------------------------------------------------------------------------------------



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


FORM 4 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- ------- ------- ----------------- ------------ ------------------ -------- ---------- ------- ---------
1.Title of Deri-  2.Conver-  3.Trans-4.Trans-5.Number of Deri- 6.Date Exer- 7.Title and Amount 8.Price  9.Number   10.Own- 11.Nature
vative Security   sion or    action  action  vative Securities cisable and  of Underlying Sec- of Deri- of Deri-   ership  of Bene-
(Instr. 3)        Exercise   Date    Code    Acquired (A) or   Expiration   urities            vative   vative     Form of ficial
                  Price of   (Month/ (Instr. Disposed of (D)   Date         (Instr. 3 and 4)   Security Securities Deriva- Indirect
                  Deriva-    Day/    8)      (Instr.3,4 and 5) (Month/Day                      (Instr.  Benefi-    tive    Ownership
                  tive       Year)                             Year)                           5)       cially     Securi  (Instr.
                  Security                                                                              Owned at   ty: Di-  4)
                                                                                                        End of     rect (D)
                                                                                                        Month      or In-
                                                                                                        (Instr. 4) direct
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
                                     ------- ----------------- ------------- -----------------
                                     ---- -- -------- -------- ------ ------ ------- ---------
                                     Code  V    (A)     (D)    Date   Expir-  Title  Amount or
                                                               Exer-  ation          Number of
                                                               cis-   Date           Shares
                                                               able

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------


Explanation of Responses:




                             By: /s/ Michael A. Varet                    3/10/00
                                -----------------------------           --------
                             **(Signature of Reporting Person)            Date
                                   Michael A. Varet
                                   Attorney-in-Fact

**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection contained in this form are not required to respond unless the form displays valid OMB Number.

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